Exhibit 99.1

BEFORE THE FLORIDA PUBLIC SERVICE COMMISSION

In re: Petition for Rate Increase by	)	DOCKET NO.: 20210034-EI
Tampa Electric Company	)
)

In re: Petition of Tampa Electric Company	)
for Approval of 2020 Depreciation and	)	DOCKET NO. 20200264-EI
Dismantlement Study and Capital Recovery	)
Schedules	)
	)	Dated:August 6, 2021

2021 STIPULATION AND SETTLEMENT AGREEMENT

THIS AGREEMENT is dated this 6th day of August, 2021, and is by and between Tampa Electric Company (“Tampa Electric” or the “company”), the Office of Public Counsel (“OPC” or “Citizens”), the Florida Industrial Power Users Group (“FIPUG”), the Florida Retail Federation (“FRF”), the Federal Executive Agencies (“FEA”), Walmart Inc. (“Walmart”), and the West Central Florida Hospital Utility Alliance (“HUA”). Collectively, Tampa Electric, OPC, FIPUG, FRF, FEA, Walmart, and HUA shall be referred to herein as the “Parties” and the term “Party” shall be the singular form of the term “Parties.”  OPC, FIPUG, FRF, FEA, Walmart, and HUA will be referred to herein as the “Consumer Parties.” This agreement, including Exhibits appended hereto, shall be referred to as the “2021 Agreement.”

Background

Tampa Electric filed its last depreciation and dismantlement study in 2011. The Commission approved depreciation rates for the company on April 3, 2012 by Order No. 2012-0175-PAA-EI in Docket No. 20110131-EI. That order became final on April 30, 2012 by Order No. 2012-0226-CO-EI. The company used the rates approved in Docket No. 20110131-EI when it filed its most recent general base rate case in 2013, i.e., Petition of Tampa Electric Company for an Increase in Base Rates and Service Charges, Docket No. 20130040-EI (“2013 Rate Case”).

On September 8, 2013, Tampa Electric and some of the Consumer Parties filed a Stipulation and Settlement Agreement (“2013 Stipulation”) that resolved all the issues in the 2013 Rate Case. Among other things, Tampa Electric agreed that the general base rates established in the 2013 Stipulation would remain in effect through December 31, 2017, and thereafter, until the company’s next general base rate case. The 2013 Stipulation also specified that Tampa Electric would forego seeking future general base rate increases with an effective date prior to January 1, 2018, except in limited, defined circumstances. The Florida Public Service Commission (“FPSC” or “Commission”) approved the 2013 Stipulation and memorialized its decision in Order No. PSC-2013-0443-FOF-EI, issued September 30, 2013.

Tampa Electric and the parties to the 2013 Stipulation amended and extended that stipulation by entering into the 2017 Amended and Restated Stipulation and Settlement Agreement (“2017 Agreement”), which was approved by the FPSC in November 2017.1 The general base rate freeze provisions in the 2017 Agreement will expire on January 1, 2022.

In September 2020, the Parties began extensive discussions related to the anticipated 2021 Tampa Electric general rate case and the depreciation study filing. Experts of the Parties exchanged information and conducted extensive informal discovery. Late in 2020, the Parties agreed to pause the discussions to allow Tampa Electric to file depreciation studies and its rate case petition with supporting information. Ultimately, these three months of intensive and thorough discussions proved to be productive and helpful when the Parties resumed discussions in 2021.

[1]	The Commission approved the 2017 Agreement by Order No. PSC-2017-0456-S-EI, issued on November 27, 2017 in Docket Nos. 20170210-EI and 20160160-EI.

Consistent with Paragraph 8 of the 2017 Agreement, Tampa Electric filed a depreciation and dismantlement study for approval with the Commission on December 30, 2020, which petition was assigned to Docket No. 20200264-EI. In its depreciation petition, the company indicated that it would propose to recover the portion of the capital recovery schedules associated with Big Bend Units One, Two, and Three assets being recovered through the Environmental Cost Recovery Clause (“ECRC”) when it makes its projection filing for ECRC in 2021. It also indicated that it would request cost recovery for the portions of the capital recovery schedules associated with Big Bend Units One, Two, and Three and AMR assets to be retired being recovered through base rates when it files its next request for a general base rate increase. The total company amounts as of December 31, 2021 for these items are $517.7 million of net book value and approximately $111 million of projected dismantlement reserve deficiency of Big Bend assets to be retired.

On April 9, 2021, the company filed a petition for a general base rate increase, which was assigned to Docket No. 20210034-EI. Its general base rate case petition (“Rate Case”) was accompanied by the prepared direct testimony of 21 witnesses and 12 volumes of minimum filing requirement (“MFR”) schedules (“Initial Rate Case Filing”).

Docket Nos. 20200264-EI (depreciation and dismantlement costs) and 20210034-EI (Rate Case) were consolidated by Order No. PSC-2021-0147-PCO-EI, issued on April 22, 2021, which designated the Rate Case docket as the docket for filing all future pleadings, motions, notices, and other documents.

In its Rate Case petition, Tampa Electric requested a $294,995,000 permanent annual increase in general base revenues and a reduction in its miscellaneous service charge revenues by $6,635,000 annually, effective with the first billing cycle in January 2022. In addition, it argued that to mitigate the need for additional general base rate relief in 2023 and 2024, it should be authorized to implement two generation base rate adjustments (“GBRAs”) of approximately $102,236,000 and $25,639,000 effective with the first billing cycles for January 2023 and 2024, respectively. The company’s petition requested that the Commission approve a return on equity of 10.75%, an equity ratio of 54.6% and certain cost-of-service and rate design changes.

During these two dockets, Tampa Electric has responded to hundreds of interrogatories and produced over 35,000 pages of documents to assist the FPSC Staff and Consumer Parties in their evaluation of the company’s proposals. The FPSC Staff conducted an audit of the company’s Rate Case filing and experts of the Parties exchanged information and conducted extensive informal discovery. The company and its subject matter experts have also engaged in detailed and candid informal discussions with the lawyers, staff, and experts representing the Consumer Parties. As a result of these formal and informal discovery activities, the Consumer Parties and Tampa Electric are well informed about the issues presented by the company’s depreciation and dismantlement study and Rate Case proposals, and the risks and costs associated with further litigation.

Accordingly, the Parties have undertaken to resolve by agreement and settle the issues presented by the company’s depreciation and dismantlement study and Rate Case proposals so as to maintain predictability with respect to Tampa Electric’s base rates and charges and to avoid the inherent risks, uncertainties, dedication of resources and costs of further litigation. The Parties have entered into this 2021 Agreement in compromise of positions in accord with their rights and interests under Chapters 120, 350, and 366, Florida Statutes, as applicable, and believe that this 2021 Agreement is in the public interest. As part of a negotiated exchange of consideration among the Parties to this 2021 Agreement, each Party has agreed to concessions to the others with the expectation, intent, and understanding such that all provisions of the 2021 Agreement, upon approval by the Commission, will be enforced by the Commission as to all matters addressed herein with respect to all Parties.

NOW, THEREFORE, in consideration of the foregoing, and the mutual covenants contained herein, which the Parties agree and acknowledge constitutes good and valuable consideration, the Parties hereby stipulate and agree as follows:

Provisions

1.	Term.

This 2021 Agreement will become effective upon the date of the Commission’s vote approving it (“Effective Date”) and, except as specified otherwise herein, shall continue through and including December 31, 2024, such that, except as specified in this 2021 Agreement, no base rates, charges, or credits (including the CCV and Stand-by Generation credits that are specifically the subject of this 2021 Agreement) or rate design methodologies will be changed with an effective date before January 1, 2025. The period from the Effective Date through December 31, 2024 (subject to subparagraph 10(c)) shall be referred to herein as the "Term." The Parties retain all rights unless such rights are expressly waived, expressly limited, or expressly eliminated by the terms of this 2021 Agreement. Upon expiration of the Term or termination of the 2021 Agreement pursuant to Paragraph 10, the provisions of this 2021 Agreement shall terminate or remain in effect as specified herein.

2.	Return on Equity and Equity Ratio.

(a)Subject to the Trigger provisions in subparagraph 2(b) and beginning January 1, 2022, Tampa Electric's authorized return on common equity ("ROE") shall be within a range of 9.00% to 11.00% (“ROE range”), with a mid-point of 9.95% (“mid-point”), except under the conditions specifically provided in this 2021 Agreement in Paragraphs 2(b) and 10. Tampa Electric’s authorized ROE range and mid-point (as adjusted by the Trigger if applicable) using a 54 percent equity ratio (investor sources with any difference to actual equity ratio spread ratably over long-term debt and short-term debt) shall be used for all regulatory purposes from January 1, 2022 to the end of the Term (and thereafter until the company’s general base rates and charges are revised by a future unanimous signed agreement of the Parties approved by a Final Order of the Commission or a Final Order of the Commission issued as the result of the next subsequent general base rate proceeding), including, but not limited to, cost recovery clauses, recovery mechanism(s), earnings surveillance reporting, authorizing a potential exit from this 2021 Agreement pursuant to Paragraph 10, calculating the company’s Allowance for Funds Used During Construction (“AFUDC”), and calculating interim rates as allowed herein.

(b)ROE Trigger Mechanism. The purpose of the provisions in this subparagraph 2(b) is to provide Tampa Electric with rate relief if the interest rate on U.S. Treasury bonds, as identified in subparagraph 2(b)(i), rise above the level specified herein; these provisions are generically referred to as the “Trigger” mechanism or the “Trigger provisions,” or simply as the “Trigger.”

(i)If at any time during the Term, but no more than once during the Term, the average 30-year United States Treasury Bond yield rate for any period of six (6) consecutive months is at least 50 basis points greater than the yield rate on the date the Commission votes to approve this 2021 Agreement (“Trigger”), Tampa Electric’s authorized ROE shall, after an elective filing by Tampa Electric (“Petition”), be increased by 25 basis points to be within a range of 9.25 percent to 11.25 percent with a mid-point of 10.20 percent (“Revised Authorized ROE”) from the Trigger Effective Date defined below in subparagraph 2(b)(vi) for and through the remainder of the Term, and for any period in which the company’s base rates established in this 2021 Agreement continue in effect after December 31, 2024, until the Commission issues a final order in the next subsequent proceeding changing the company’s base rates and its authorized ROE. No later than five business days after the Commission votes to approve this 2021 Agreement, Tampa Electric shall notify the Parties of the 30-year United States Treasury Bond yield rate that was in effect upon the date the Commission votes to approve this 2021 Agreement by filing in this docket proof of the rate with the Commission Clerk and serving the Parties.

(ii)If the Trigger occurs during the Term, the company’s base rates will be increased by the amount that, if collected for 12 consecutive months would total $10 million, prorated for the remaining billing cycles in the calendar year that it is implemented if the rate change occurs after the first billing cycle of the calendar year, using an equal percentage increase to the basic service, demand, and energy base rates reflected in the company's base rate schedules existing at the time of the increase, except that the service charges and CCV and Stand-by Generation credits shall not be adjusted. If the Trigger occurs, the revenue requirement increase will be $10 million on the basis of 12 consecutive subsequent months whether the Trigger occurs in 2022, 2023, or 2024.

(iii)This $10 million annual base rate increase amount shall be reduced to the extent that the revenue increase would cause the company’s adjusted earnings, as reflected on its pro forma weather adjusted latest, routinely filed earnings surveillance report (“ESR”) for the latest month as of the Trigger Effective Date, to exceed the midpoint of the new range as specified above. The use of the pro forma, weather adjusted ESR for the highly specific circumstances of the Trigger shall not be precedent for use of the pro forma weather adjustment information for any other purpose.

(iv)The Commission shall approve the company’s verified request for an equal percentage rate increase to recover the designated revenue requirement pursuant to this Paragraph within sixty (60) days following the filing of the Petition, and such rate increase will be effective with the first billing cycle following Commission approval. The equal percentage increase shall be calculated using the billing determinants included in the company’s most recent projection Energy Conservation Cost Recovery Clause (“ECCR”) filing unless otherwise agreed to by the Parties, with the understanding that the Consumer Parties do not waive the right to challenge the accuracy and validity of the billing determinants.

(v)The Trigger shall be calculated by summing the reported 30-year U.S. Treasury bond rates for each business day over any continuous six-month period, e.g., January 1, 2022 through July 1, 2022, or March 17, 2022 through September 17, 2022, for which rates are reported, and dividing the resulting sum by the number of such business days in such period.

(vi)The effective date of the Revised Authorized ROE (“Trigger Effective Date”) shall be the first day of the month following the day in which the Trigger is reached. If the Trigger is reached and the Revised Authorized ROE becomes effective, except as otherwise specifically provided in this Agreement, Tampa Electric’s Revised Authorized ROE range and mid-point shall prospectively be used for the remainder of the Term (and thereafter until the company’s general base rates and charges are revised by the next subsequent unanimous signed agreement of the Parties approved by a Final Order of the Commission or a Final Order of the Commission issued as the result of the next subsequent base rate proceeding) for cost recovery clauses, earnings surveillance reporting, Paragraph 10 of this 2021 Agreement regarding an ROE adjustment, and AFUDC.

(vii)By seeking and receiving a rate increase under this Paragraph, Tampa Electric will be affirming that it remains under this 2021 Agreement for the remainder of the Term, unless and until it subsequently invokes the provisions under Paragraph 10 to exit the 2021 Agreement. Tampa Electric cannot double count the impact of the Trigger and the ability to achieve a higher mid-point by virtue of Paragraph 10. For example, if application of the Trigger were to result in Tampa Electric earning below the new ROE floor, Tampa Electric must choose whether to utilize the Trigger mechanism or to avail itself of Paragraph 10 and exit the 2021 Agreement. Since the purpose of Paragraph 11 on Tax the cost recovery revenue distribution shown on Exhibit Changes is to increase or decrease revenues to counterbalance the impact of corporate income tax rate changes, the net operating income impact of the operation of Paragraph 11 should be zero and thus shall not impact application of the Trigger.

(c)The company may exercise the Trigger mechanism provided in the Paragraph during the Term, but not thereafter. The ROE midpoint and range and equity ratio in effect at the expiration of the Term of this 2021 Agreement, and including ROE midpoint and range that are adjusted pursuant to subparagraph 2(b) shall continue in effect until the company’s ROE is next reset by a final order of the Commission whether by Paragraph 10 or otherwise.

3. 2022 Revenue Increase.

(a)The Parties agree that Tampa Electric shall change its base rates and charges for a net annual revenue increase amount of $122,678,000 (“2022 Increase”) effective with the first billing cycle of January 2022 and as more specifically described in this Paragraph. Exhibit A shows the changes from the company’s Initial Rate Case Filing that have been agreed to by the Parties and incorporated in the determination of the 2022 Increase. The 2022 Increase shall be reflected in customer bills using the cost-of-service principles, billing determinants, rate design considerations, and tariffs specified in Paragraph 6, below. The 2022 Increase is described as a net increase herein, because some of the company’s service charges will be lower than the service charges currently in effect.

(b)The calculation of the 6.26 percent overall rate of return used to calculate the 2022 Increase is shown in Exhibit B, which is incorporated herein by reference, and reflects the ROE and equity ratio described in Paragraph 2, above.

(c)The Parties agree to the calculation of the company’s 2022 annual revenue requirement and 2022 Increase as shown on Exhibit C, which is incorporated herein by reference. The calculation of the 2022 Increase reflects the removal of the (a) undepreciated net book values as of December 31, 2021 of the AMR assets to be retired; (b) undepreciated net book value as of December 31, 2021 of the portions of Big Bend Units One, Two, and Three to be retired from operations no later than December 31, 2023; and (c) reserve deficiency associated with the dismantlement of Big Bend Units One, Two, and Three from the 2022 revenue requirement recovered through base rates and charges and transfer of those costs for cost recovery via the Clean Energy Transition Mechanism (“CETM”) described in Paragraph 5, below, and the following six (6) agreed to adjustments to the 2022 projected FPSC jurisdictional rate base and net operating income amounts shown in the company’s Initial Rate Case Filing minimum filing requirement schedules (“MFRs”):

(i)Clean Energy Transition Mechanism. The Parties agree that revenue requirement for the cost recovery of the: (a) undepreciated net book values as of December 31, 2021 of the AMR assets to be retired; (b) undepreciated net book value as of December 31, 2021 of the portions of Big Bend Units One, Two, and Three to be retired; and (c) reserve deficiency associated with the dismantlement of Big Bend Units One, Two, and Three shall be removed from the: (i) revenue requirement used to develop 2022 base rates and charges and (ii) the 2022 ECRC clause factor determination; and will be recovered through the CETM described in Paragraph 5, below. The adjustments related to the CETM shall be reflected on future ESRs consistent with the cost-of-service adjustment agreed to herein and Commission ESR reporting requirements for clauses.

(ii)GBRA Assets and Expenses. The Parties agree that the 2022 thirteen-month average rate base amount shall be reduced by $84,449,106 to eliminate the potential of double counting in the calculation of the GBRAs described in Paragraph 4, below. The effect of this change on the 2022 thirteen-month average rate base is shown on Exhibit D. The Parties also agree that 2022 test year O&M expenses should be reduced by $1.6 million for the same reason. The effect of this change on the 2022 net operating income is shown on Exhibit E. This is a one-time adjustment needed to correct the revenue requirement for 2022 and shall not be reflected on future ESRs.

(iii)Solar ITC Credits. The Parties have agreed that the life of solar assets to be used when calculating depreciation rates and expenses shall be extended from 30 years (as initially proposed by the company) to 35 years; consequently, the Parties agree that the amortization period to reflect solar ITCs on a normalized basis should also be extended from 30 to 35 years, resulting in an annual test year increase to income tax expense and reduction to net operating income of $1,482,776, which when grossed up has the effect of increasing the 2022 revenue requirement by $1,991,591. This calculation is shown on Exhibit F. The calculation of the 2023 and 2024 GBRAs specified in Paragraph 4 reflect the economic impact of the change to a 35-year life for solar assets. The impact of this change will be reflected in system per books amounts for future ESRs.

(iv)O&M Expense - Incentive Compensation. The Parties have agreed that the amount of incentive compensation expense included in the calculation of 2022 jurisdictional net operating income in the company’s Initial Rate Case Filing shall be reduced by $5 million. This amount is a negotiated amount that compromises a dispute among the Parties, acknowledges the fact that a certain portion of executive and non-executive incentive compensation is related to financial incentives including increasing shareholder value in the form of earnings per share, while also recognizing that incentive compensation can contribute to increased safety and reliability, and that this negotiated adjustment shall have no precedential value as to any Party in the future. The effect of this change on the 2022 net operating income is shown on Exhibit E. This adjustment shall be reflected on future ESRs.

(v)Other O&M Expenses. The Parties have agreed that the total amount of O&M Expenses in the 2022 test year shall be reduced by an additional $11.5 million from levels identified in the company’s Initial Rate Case Filing over the $5 million incentive compensation adjustment specified above, resulting in a total O&M reduction of $16.5 million for the 2022 test year. The effect of the incremental $11.5 million change on the 2022 net operating income is shown on Exhibit E. This additional $11.5 million reduction is a negotiated amount intended to resolve differences between the Consumer Parties and the Company regarding (a) the level of anticipated savings from future system and process improvements; (b) the appropriate amount of shared services expenses, employee staffing, and other miscellaneous O&M expenses recoverable for the 2022 test year; and (c) to address the resolution of potential disputes about the effects of inflation and the company’s 2022 revenue forecast. Instead of the $11.5 million adjustment that was used to develop the 2022 Revenue Increase, the company will make a $6 million adjustment on future ESRs to reflect a compromise among the Parties regarding the appropriate level of shared services expenses.

(vi)Depreciation and Dismantlement Expense. The 2022 proposed jurisdictional annual depreciation and dismantlement expense proposed by the company in its Initial Rate Case

Filing has been reduced by $28.7 million resulting in a net annual 2022 FPSC Adjusted depreciation and amortization expense of $376,000,000. This change is a product of certain changes to the company’s proposed depreciation and dismantlement rates specified in Paragraph 9, below. The agreed-to depreciation and dismantlement rates and the calculation of the $28.7 and $376.0 million amounts specified above are detailed on Exhibit G and the solar asset change calculations are shown on Exhibit H. The FPSC Adjusted depreciation and amortization expense above is based on (a) the agreed-to depreciation and dismantlement rates specified in Paragraph 9, below, (b) the accelerated recovery of the retiring Big Bend Unit One, Two and Three assets and retiring AMR assets moving to the  CETM described in Paragraph 5, below, and (c) the recovery of the dismantlement deficiency for the retiring Big Bend Unit One, Two and Three assets moving to the CETM described in Paragraph 5, below. The effect of these rate changes on the 2022 thirteen-month average rate base system per books is shown on Exhibit D. The effect of these rate changes on the 2022 net operating income is shown on Exhibit E. The impact of these changes will be reflected in system per books amounts for future ESRs.

(d)In addition to the adjustments established in this 2021 Agreement as specified in subparagraph 3(c), above, and except as modified by or specified in subparagraph 3(c), the company beginning January 1, 2022 shall reflect the adjustments shown on MFR schedules B-2 (rate base adjustments), C-2 (net operating income adjustments), and D-1b (cost of capital adjustments) on the surveillance reports to be filed during the Term of this 2021 Agreement, and thereafter until the company’s general base rates and charges are revised by a future unanimous signed agreement of the Parties approved by a Final Order of the Commission or a Final Order of the Commission issued as the result of the next subsequent general base rate proceeding. Without limiting the generality of the foregoing, the Parties agree that the company’s proposed coal inventory target as explained in the testimony of John Heisey and the company’s proposed level of economic development expenses as explained in the testimony of Jeffrey S. Chronister are reasonable and prudent, are specifically approved, and shall remain in effect until the company’s general base rates and charges are revised by a future unanimous signed agreement of the Parties approved by a Final Order of the Commission or a Final Order of the Commission issued as the result of the next subsequent general base rate proceeding.

4.Generation Base Rate Adjustments (GBRA).

(a)Notwithstanding the general base rate freeze specified in Paragraph 10, the company shall recover the cost of its investment in, and operation of, Phase Two of its Big Bend Modernization Project and Phases Two and Three of its Future Solar projects to the extent of the GBRAs as specified in this Paragraph 4.

(b)Effective with the first billing cycle in January 2023 and 2024, the Parties agree that Tampa Electric shall increase its base rates and charges to reflect GBRAs in the annual amounts of $89,754,622 and $21,376,909, respectively. The calculation of these amounts is shown on Exhibit I, which is incorporated herein by reference.

(c)If the applicable federal or state corporate income tax rate for the company changes before any of the increases provided for in this Paragraph 4, the company will adjust the amount of any such base rate increase to reflect the new corporate income tax rate before the implementation of such increase as specified in Paragraph 11.

(d)If the company’s authorized mid-point return on equity changes by operation of subparagraph 2(b) of this 2021 Agreement prior to the effective date of the rate adjustments specified in this subparagraph, the calculation of the GBRA amounts shown on Exhibit I shall be updated to reflect the new mid-point return on equity and customer’s bills for billing cycles following such authorization shall reflect the updated mid-point return on equity.

(e)While 4 CP is the principle on which the company’s next base rate case will be filed, during the Term of the 2021 Agreement, the GBRAs shall be reflected on customer bills by allocating each GBRA revenue requirement to rate classes as shown in Exhibit K and demand and energy base rate charges shall be increased on an equal percentage basis (to the extent practicable) within each class to recover the allocated revenue requirement increase for each class, and shall be calculated based upon the billing determinants used in the company’s then-most-current ECCR filing with the Commission for the twelve months following the effective date of any respective GBRA. For GSD, GSLDPR, and GSLDSU rate classes, the increase will be recovered exclusively based on demand charges.

(f)In order to provide adequate time for review by the Commission and the Parties and to provide notice to customers as required by the Commission’s rules, the company shall file the tariff changes necessary to implement the GBRAs specified in this Paragraph 4 on or before the dates specified for projected ECRC filings in 2022 and 2023.

(g)Except as specified in this 2021 Agreement, Tampa Electric’s base rate and credit levels applied to customer bills, including the effects of the GBRAs implemented pursuant to this 2021 Agreement, shall continue in effect until next reset by future unanimous agreement of the Parties approved by a Final Order of the Commission or a Final Order of the Commission issued as a result of the next subsequent general base rate proceeding.

(h)Nothing in this 2021 Agreement shall preclude any Party to this 2021 Agreement or any other lawful party from participating, consistent with the full rights of an intervenor, in any proceeding that addresses any matter or issue concerning the GBRA provisions of this 2021 Agreement.

5.Clean Energy Transition Mechanism (“CETM”).

(a)The Parties agree that (i) the net book value as of December 31, 2021 of the company’s AMR assets to be retired, (ii) the net book value as of December 31, 2021 for the portions of Big Bend Units One, Two, and Three to be retired (including costs slated for recovery via the ECRC) (“Big Bend Retirement Assets”), and (iii) the company’s dismantlement reserve deficiency for the Big Bend Retirement Assets as shown in the company’s MFRs and described in its testimony and as are currently slated for recovery through the ECRC, shall be moved into regulatory asset accounts and recovered from customers using the levelized Clean Energy Transition Mechanism (“CETM”) described in this Paragraph 5 and not through its general base rates and charges or the ECRC. The calculation of the annual levelized CETM revenue amount of $68,550,000 is attached hereto as Exhibit J, which is incorporated by reference. The company’s new CETM tariff shall be filed in conjunction with the tariff filing specified in Paragraph 6. The following cost-of-service principles and rate design considerations were used to calculate the CETM:

(i)The levelized annual revenue requirement of $68,550,000 was used to design the initial CETM charges. That amount is made up of two categories of cost: costs associated with the Big Bend retirements and costs associated with the AMR meter retirements. The Big Bend costs were allocated to each rate class for rate design using the allocation factor last approved by the FPSC in the overall cost-of-service study for the most recent base rate proceeding associated with fossil fueled production plant cost. The AMR costs will be allocated based on the allocation factor last approved by the FPSC in the overall cost-of-service study for the most recent base rate

proceeding associated with meter plant cost.   For purposes of the 2022 CETM charge calculations, the energy billing determinants utilized (to the extent applicable) were the ones contained in the company’s Initial Rate Case Filing. For recovery of its CETM charges, TECO agrees to recover CETM costs from demand-metered customers on a demand (i.e., $/kW) basis, during the term of this 2021 agreement. For non-demand-metered customers, TECO agrees to recover CETM costs on an energy (i.e., $/kWh) basis, i.e., once allocated to relevant rate classes, each rate class-allocated revenue requirement was divided by the energy billing determinants to derive class rates.

(ii)The CETM factors will be updated periodically, beginning with rates that are effective with the billing cycle that begins approximately on or after January 1, 2025, and as described in subparagraph 5(d) below and as qualified in this subparagraph if any third year identified in that subparagraph is also a test year in a Tampa Electric general base rate proceeding then the update will occur as soon as possible but no later than 90 days after the conclusion of each company general base rate proceeding. The periods subsequent to December 31, 2024 that are covered by the update shall each be known as the “Update Period.” The starting point for each subsequent Update Period will be reset based on the effective date of the then most current update as described in subparagraph 5(d).

(b)Each update will be calculated using new forecasted billing determinants for the divisor and updated allocation factors for allocation of the levelized revenue requirement to rate classes based on new forecasted loads of the applicable rate classes. Each Update Period filing shall be submitted for review by the Commission contemporaneous with the projected ECCR filings in the year prior to the proposed effective date of the new CETM factors. For each Update Period, TECO agrees to continue recovering CETM costs from demand-metered customers on a demand (i.e., $/kW) basis. For non-demand-metered customers, TECO agrees to recover CETM costs on an energy (i.e., $/kWh) basis.

(c)The CETM tariff established in this Paragraph 5 shall become effective with the first billing cycle in January 2022. The CETM shall appear on customer bills as a separate line item denominated as the “Clean Energy Transition Mechanism” (or a reasonable and clear abbreviation of that term if an abbreviation is needed to meet space limitations on the bills) and shall remain in effect for a period of 15 years from the first billing cycle in January 2022 through the last billing cycle of 2036, subject to a final true up in 2036 as described in subparagraph 5(h), below, and shall not be modified except as specified in subparagraphs 5(d), (e), (f), and (g). The mechanism established in this Paragraph 5 was specifically negotiated and established for the fair and reasonable recovery of known, defined costs, resulting in substantial rate mitigation benefits for customers during the Term and thereafter. It is based on the highly specific circumstances of Tampa Electric Company’s unique technological transition to smart meters and solar energy, is not intended to be a new cost recovery clause and shall not be expanded to allow recovery of costs other than those specified herein without the express written consent of all of the Parties to this 2021 Agreement. Further, the creation of the CETM is based on the give-and-take and compromises among the Parties and is in no way intended to be a precedent for adoption by the Commission for another utility who does not share the identical circumstances.

(d)Periodic CETM Factor Updates. Beginning in 2024, and every three years, or as modified by the timing of a general base rate proceeding provided in subparagraph 5(a)(ii) above, and thereafter until the 15-year CETM period expires, the company shall prepare and file with the FPSC a tariff filing reflecting the company’s proposed CETM billing factors for the next Update Period to be effective with the first billing cycle of the following year. The CETM factors for each

Update Period shall be calculated using the $68,550,000 annual CETM amount as adjusted pursuant to this Paragraph 5 and the billing determinants used in the company’s ECCR filing with the Commission for the first calendar year CETM factors will be in effect. The Parties agree that these Update Period filings are not a clause-like proceeding and shall not be a vehicle for a “rate case” type inquiry into the operations, investments, and finances of the company, and that annual amount of revenue to be recovered through the CETM shall not be changed except as specified in this Paragraph 5. If the CETM is adjusted prospectively as specified in subparagraphs 5(e), (f), or (g, the Update Period for the next factor adjustment shall be re-set and run from January of the year following the effective date of the changes resulting from application of subparagraphs 5(e), (f), or (g). Nothing in this 2021 Agreement shall preclude any Party to this 2021 Agreement or any other lawful party from participating in the Update Period review of the CETM charges, consistent with the full rights of an intervenor.

(e)Dismantlement Cost True-Up.

(i)The amount for the Big Bend Unit One, Two, and Three assets to be retired (“Big Bend Retirement Assets”) in the company’s projected dismantlement reserve balance as of December 31, 2021 is $8,301,987. The company’s projected dismantlement reserve deficiency as of December 31, 2021 is $111,088,808. The calculation of the CETM reflects recovery of this $111,088,808 reserve deficiency over a period of 13 years beginning January 2024, as shown in Exhibit J. The total of the company’s projected depreciation and dismantlement reserve balance as of December 31, 2021 and the company’s projected dismantlement reserve deficiency as of December 31, 2021 for the Big Bend Retirement Assets is $119,301,987 and shall be referred to herein as the “Big Bend Retirement Asset Dismantlement Estimate.”

(ii)The amount of dismantlement costs the company will actually incur to dismantle the Big Bend Retirement Assets will not be known with certainty until the dismantlement work occurs and has been completed. During the first annual CETM Factor Filing after the dismantlement of the Big Bend Retirement Assets is complete and the related work orders have been closed, the company shall propose to adjust the CETM prospectively to reflect the actual costs associated with dismantlement recorded in the regulatory asset accounts. While the company shall have sole discretion as to the timing of the dismantlement true-up process, it agrees to incorporate such dismantlement true-up proposal into the Update Period true-up, to the extent it is feasible. As part of this true-up process, the difference between the actual amount of dismantlement costs incurred and the Big Bend Retirement Asset Dismantlement Estimate, plus the associated carrying costs calculated using the company’s then applicable overall ROR, shall result in the true-up amount – whether positive or negative – and the CETM factors shall be adjusted to reflect the true-up amount over whatever portion of the 15-year CETM period remains. Nothing in this 2021 Agreement shall preclude any Party to this 2021 Agreement or any other lawful party from participating, consistent with the full rights of an intervenor, in any proceeding that addresses any matter or issue concerning the Dismantlement True-Up of the CETM.

(f)Overall Rate of Return Adjustments to the CETM. The CETM annual revenue recovery amount shall be adjusted prospectively to reflect changes to the company’s updated overall rate of return each time the company’s midpoint return on equity is reset in a proceeding that adjusts the company’s general base rates and charges, including, but not limited to, by operation of the Trigger. The adjustment contemplated in this subparagraph will apply the company’s new overall rate of return (based on the company’s new FPSC-approved weighted average cost-of-capital calculated using updated capital balances and cost rates) to the return calculation used to compute the CETM annual revenue amount. Within a reasonable time after the company’s authorized midpoint return on equity has been adjusted and a new overall rate of return has been approved, the company will file a petition with the FPSC to adjust the CETM annual revenue amount prospectively to reflect the updated overall rate of return. While the company shall have sole discretion as to the timing of the dismantlement true-up process, it agrees to incorporate such overall rate of return true-up proposal into the Update Period true-up, to the extent it is feasible. Nothing in this 2021 Agreement shall preclude any Party to this 2021 Agreement or any other lawful party from participating, consistent with the full rights of an intervenor, in any proceeding that addresses any matter or issue concerning a Rate of Return Adjustment to the CETM annual revenue amount.

(g)Corporate Income Tax Rate Changes to CETM. The CETM annual revenue recovery amount shall be adjusted prospectively each time federal or state corporate income tax rates (or another provision covered under Paragraph 11 which is applicable to the cost elements included for recovery through the CETM) are increased or decreased. The adjustment contemplated in this subparagraph will apply the new statutory corporate income tax rates in the revenue requirement calculation used to compute the CETM amount. Within a reasonable time after the company becomes aware of a federal or state corporate income tax rate change, the company will file a petition with the FPSC to adjust the CETM annual recovery amount prospectively to reflect the new statutory corporate income tax rate(s) as of the effective date of the rate change. While the company shall have sole discretion as to the timing of the tax true-up process, it agrees to incorporate such overall rate of return true-up proposal into the Update Period true-up, to the extent it is feasible. Any effects of the Paragraph 11 Tax Change provision changes on the CETM annual revenue amount from the effective date of the corporate income tax rate change through the date the updated CETM factors become effective shall be flowed back to or collected from customers through the ECCR on the same basis as used in any base rate adjustment. Nothing in this 2021 Agreement shall preclude any Party to this 2021 Agreement or any other lawful party from participating, consistent with the full rights of an intervenor, in any proceeding that addresses any matter or issue concerning a corporate income tax rate adjustment to the CETM annual revenue amount.

(h)Final True-Up. During 2037, the company shall petition the Commission to true up the total amount recovered for the CETM through the end of 2036 so the total amount of costs recovered from the CETM equals the annual $68,550,000 specified above as adjusted for actual dismantlement costs in subparagraph (e), overall rate of return in subparagraph (f), and any corporate income tax changes in subparagraph (g), above. The total true-up amount shall be credited or debited to the ECCR (or another clause if there is no ECCR in 2037) in conjunction with the 2036 true-up filing in 2037. This true-up shall also be designed to adjust for any over- or under-recovery of the revenue requirement applicable to the 15th year of the CETM.

(i)Survival of CETM Provisions. This Paragraph 5 shall survive the Term, the expiration of the Term by operation of the 2021 Agreement and any early termination of this 2021 Agreement pursuant to Paragraph 10, and shall remain in effect until the last billing cycle of December 31, 2036, subject to the Final True Up specified in subparagraph 5(h). The Parties acknowledge that (i) the levelized nature of the CETM benefits customers in the early years of the CETM, because the levelized annual revenue amount for recovery is lower than it would be using a traditional declining net book value ratemaking approach, (ii) this benefit to the customers has a corresponding and material cost to the company, (iii) that the benefits and costs to the customers and the company even out over the life of the mechanism, (iv) that the company’s willingness to agree to the  levelized cost-recovery approach reflected in the CETM is reasonable and in justifiable reliance on the CETM remaining in effect for the entire 15-year period contemplated herein, and (v) it would be inequitable for the CETM to be terminated before the company fully recovers the costs anticipated to be recovered via CETM as specified in Exhibit J, and as adjusted for actual dismantlement costs as described in subparagraph 5(d), but no more than the adjusted amount.

6. Cost-of-Service Study, Billing Determinants, Rate Design, and Customer Rates.

(a)Effective with the first billing cycle in January 2022, the company shall be authorized to change its base rates and charges for a net annual revenue increase amount of approximately $122,678,000 based on the 2022 billing determinants reflected in the company’s Initial Rate Case Filing in this proceeding, adjusted to reflect correction of errors identified during the discovery process and the cost recovery revenue distribution shown on Exhibit K. The updated and agreed-to tariffs reflecting the customer rates and charges and other terms and conditions of service specified herein to become effective with the first billing cycle in January 2022 will be those in the company’s Initial Rate Case Filing as updated to reflect the changes specified in this 2021 Agreement, and shall be filed with the FPSC within two-weeks of the date of submission of this 2021 Agreement for approval. Approval of this 2021 Agreement by the Commission shall constitute approval of the tariffs filed pursuant to this Paragraph 6.

(b)The following cost-of-service principles and rate design considerations are agreed to by the Parties and will be reflected in the tariff sheets to be filed as specified above:

(i)Transition to 100% implementation and application of Minimum Distribution System (“MDS”) in the cost-of-service study for rate allocation purposes; however, retain the proposed basic service charge rate design for the RS and GS rate classes notwithstanding the 100% implementation of MDS in this case;

(ii)Allocate solar production plant costs in the cost-of-service study consistent with how non-solar production plant costs are allocated;

(iii)Transition to allocation, using a full 4 CP (three summer and one winter month) method for all production and transmission costs to each rate schedule within the cost- of-service study;

(iv)Increase stand by generator conservation program and interruptible conservation program credits as described in subparagraph 6(i) below;

(v)Certain changes and additions to (a) Lighting Tariff’s LS-1 and LS-2 and (b) standard lighting contracts as shown on Exhibit L; and

(vi)The company’s proposed service charges as included in its Initial Rate Case Filing.

(c)Except as specified in this 2021 Agreement, the company’s general base rates, charges, credits, and rate design methodologies, for retail electric service specified in Paragraph 6, above, shall remain in effect for billing cycles through and including December 31, 2024, until revised by a future unanimous signed agreement of the Parties approved by a Final Order of the Commission or a Final Order of the Commission issued as the result of the next subsequent general base rate proceeding; however, nothing in this 2021 Agreement shall limit the ability of the company to begin collecting proposed new base rates and charges or a portion thereof subject to refund effective after the first billing cycle in January 2025 if the eight-month period of withheld consent specified in Section 366.06(3), Florida Statutes, has expired.

(d) The company shall, effective with the first billing cycle of 2022, allocate among its respective rate schedules all the revenue requirements established under this 2021 Agreement by applying the cost recovery revenue distribution shown on Exhibit K. This revenue attribution was derived by application of the 4 CP methodology for allocating production and transmission plant costs and the use of the full Minimum Distribution System (“MDS”) costing method for allocating distribution plant costs, as mitigated. The Parties have agreed to the transitional revenue percentage allocations shown in Exhibit K. with the further understanding that the company will, for purposes of meeting its initial burden of proof in complying with Rule 25-6.043, F.A.C., in Tampa Electric Company’s next general base rate proceeding, file the cost-of-service MFRs using the 4 CP and full MDS methods for cost allocation. The company further commits to base its filed revenue attribution among customer classes in its next general base rate proceeding on full implementation of the 4 CP and MDS methodologies, and in that initial filing to substantially and materially improve the position of all above-parity customer classes toward parity, such that costs are allocated and revenue is collected consistent with 4 CP and full MDS methods. All Parties and affiliates of TECO (“Precluded Parties”) will either not oppose, or will support, the 4 CP and full MDS implementation. If the 4 CP or full MDS methodology is opposed in the next general base rate case by an entity other than a Precluded Party, the Parties will indicate that they continue to support or not oppose implementation of the 4 CP and full MDS, but in response, may offer responsive information on alternative cost-of-service methodologies and revenue allocation methodologies solely on an alternative basis.

(e)With respect to cost recovery clauses that recover plant investment costs, it is the intent of the Parties that the company shall use the midpoint return on equity and equity ratio specified in Paragraph 2 and shall allocate among its respective rate schedules the annual cost recovery amounts to be recovered by applying the cost recovery revenue distribution shown on Exhibit K, and that the revenue distribution in Exhibit K shall be used in cost recovery clauses that recover plant investment costs until the company’s general base rates and charges are revised by a future unanimous agreement of the Parties approved by a Final Order of the Commission or a Final Order of the Commission issued as the result of the next subsequent general base rate proceeding, subject to the following:

(i)Storm Protection Plan Cost Recovery Clause. The Commission’s proceeding to establish 2022 cost recovery factors for the Storm Protection Plan (“SPP”) is complete and the Commission has given its staff authority to administratively approve updates the company’s 2022 SPP factors to reflect the provisions of this 2021 Agreement if it is approved. Upon approval of this 2021 Agreement, the company shall submit revised 2022 SPP factors for review and approval by Staff within a reasonable time so that the impact of this 2021 Agreement will be reflected in the 2022 SPP factors effective with the first billing cycle in January 2022.

(ii)Other Clauses that Recover Plant Investment. The Parties acknowledge that the company’s 2022 projection filings for the ECCR and ECRC will likely be made before the Commission has an opportunity to approve this Agreement, but nevertheless desire that the company begin using the midpoint return on equity, equity ratio and revenue allocations specified in this 2021 Agreement for those clauses beginning with the first billing cycle of January 2022. Accordingly, the company may submit its 2022 projection filings in these two dockets without reflecting the terms of this 2021 Agreement, but upon approval of this 2021 Agreement will promptly submit to the Commission updated projection filings reflecting the midpoint return on equity, equity ratio and revenue allocations specified in this 2021 Agreement so that the 2022 cost recovery factors reflecting these inputs can become effective with the first billing cycle in January 2022.

(f)Except as expressly provided in this 2021 Agreement, the company may not petition to change any of its general base rates, charges, credits, cost allocation or rate design methodologies for retail electric service with an effective date for any such changes earlier than January 1, 2025.

(g)Notwithstanding subparagraphs 6(c) and 6(f), the company shall be authorized to change its base rates during the Term of this 2021 Agreement as set forth in Paragraphs 2(b), 4, 5, 6(c), and 11 in accordance with procedures identified therein for the Trigger, the GBRA mechanism, CETM factor updates, and the Tax Change provision.

(h)The current lock period for the Contracted Credit Value (“CCV”) shall remain 72 months (6 years).

(i) The company’s standby generator credit and commercial demand response credit shall be increased from $5.35/kW/month to $6.15/kW/month, concurrent with meter reads for the first billing cycle of January 2022. The CCV credit shall be increased from $10.23/kW/month to $11.75/kW/month for secondary, $10.13/kW/month to $11.63/kW/month for primary, and $10.03/kW/month to $11.52/kW/month for sub-transmission voltage customers, concurrently with meter readings for the first billing cycle of January 2022. To the extent that implementation of these revised credits results in an under-recovery or over-recovery of revenues that are subject to the ECCR, the company shall be authorized to make an adjustment to remedy any such under-recovery or over-recovery in its ECCR charges for 2023 and thereafter. The level of these credits will not change during the Term and will remain in effect after the expiration of the Term until changed, if at all, by a future unanimous signed agreement of the Parties approved by a Final Order of the Commission or a Final Order of the Commission issued as a result of the next subsequent general base rate proceeding. The credit modifications addressed in this subparagraph 6(g) will be reflected in the revised tariff sheets to be filed pursuant to this 2021 Agreement, the approval of which shall constitute approval of the revised tariff sheets.

(j)The company’s Economic Development Rider, which is set forth in Rate Schedule ECONOMIC DEVELOPMENT RATE – EDR of the company’s retail tariff, shall remain in effect during the Term and thereafter until modified or terminated by order of the Commission. The Parties intend that the Commission’s approval of this 2021 Agreement shall constitute continuing approval of the Economic Development Rider and that such approval shall satisfy the requirements of Rule 25-6.0426(3) - (6), F.A.C., and accordingly, the reductions afforded in Rate Schedule EDR shall be included as a cost in the company’s cost of service for all ratemaking purposes and surveillance reporting. The rates in the Economic Development Rider shall be open for new customers and for new applications by existing customers through December 31, 2024, unless the maximum amount of economic development expenditures as specified in Rule 25-6.0426, F.A.C., is met, at which time the Economic Development Rider will be closed to new customers and to new applications by existing customers until the amount again falls below the maximum allowed.

(k)The provisions of this Paragraph 6 shall remain in effect during the Term except as otherwise permitted or provided for in this 2021 Agreement and shall continue in effect until changed by a unanimous signed agreement of the Parties approved by a Final Order of the Commission or a Final Order of the Commission issued as a result of the next subsequent general base rate proceeding.

7.Other Cost Recovery. Nothing in this 2021 Agreement shall preclude the company from requesting the Commission to approve the recovery of costs that are: (a) of a type which traditionally or historically would be, have been, or are presently recovered through cost recovery clauses or surcharges, or (b) incremental costs not currently recovered in base rates which the Legislature expressly requires shall be clause recoverable. Except as specified in this 2021 Agreement, the company shall not seek to recover, nor shall the company be allowed to recover, through any cost recovery clause or charge, or through the functional equivalent of such cost recovery clauses and charges, costs of any type or category that have historically or traditionally been recovered in base rates, unless such costs are: (i) the direct and unavoidable result of new governmental impositions or requirements such as, for example and without limitation, express carbon reduction or express renewable energy mandates; or (ii) new or atypical costs that have not been litigated before the Commission because they were unforeseeable (in contrast to, for instance, pandemic costs) and could not have been contemplated by the Parties resulting from significantly changed industry-wide circumstances directly affecting the company’s operations. As a part of the base rate freeze agreed to herein, the company will not seek Commission approval to defer for later recovery in rates, any costs incurred or reasonably expected to be incurred (such as those which have been litigated before the Commission (e.g. pandemic costs)), from the Effective Date through and including December 31, 2024, which are of the type which historically or traditionally have been or would be recovered in base rates, unless such deferral and subsequent recovery is expressly authorized herein or otherwise agreed to in a writing signed by each of the Parties. The Parties are not precluded from participating in any proceedings pursuant to this Paragraph 7, nor is any Party precluded from raising any issues pertinent to any such proceedings or the enforcement of this 2021 Agreement. This Paragraph 7 shall expire at the end of the Term or upon termination of the 2021 Agreement pursuant to Paragraph 10.

8.Storm Damage.

(a)Nothing in this 2021 Agreement shall preclude Tampa Electric from petitioning the Commission to seek recovery of costs associated with any tropical systems named by the National Hurricane Center or its successor without the application of any form of earnings test or measure and irrespective of previous or current base rate earnings. Consistent with the rate design and cost allocation methods approved in this 2021 Agreement, the Parties agree that recovery of storm costs from customers will begin, on an interim basis (subject to refund following a hearing or a full opportunity for a formal proceeding), sixty days following the filing by the company of a cost recovery petition and tariff with the Commission and will be based on a 12-month recovery period if the storm costs do not exceed $4.00/1,000 kWh on monthly residential customer bills. In the event the company’s reasonable and prudent storm costs exceed that level, any additional costs in excess of $4.00/1,000 kWh shall be recovered in a subsequent year or years as determined by the Commission, after hearing or after the opportunity for a formal proceeding has been afforded to all substantially affected persons or parties. All storm related costs shall be calculated and disposed of pursuant to Rule 25-6.0143, F.A.C., and shall be limited to (i) costs resulting from such tropical system named by the National Hurricane Center or its successor, (ii) the estimate of incremental storm restoration costs above the level of storm reserve prior to the storm, and (iii) the replenishment of the storm reserve to $55,860,642. The Parties to this 2021 Agreement are not precluded from participating in any such proceedings and opposing the amount of Tampa Electric's claimed costs (for example, and without limitation, on grounds that such claimed costs were not reasonable or were not prudently incurred) or whether the proposed recovery is consistent with this Paragraph 8, but not the mechanism agreed to herein.

(b)The Parties agree that the $4.00/1,000 kWh cap in this Paragraph 8 shall apply in aggregate for a calendar year; provided, however, that Tampa Electric may petition the Commission to allow Tampa Electric to increase the initial 12 month recovery at rates greater than $4.00/1,000 kWh or for a period longer than 12 months if Tampa Electric incurs in excess of $100 million of storm recovery costs that qualify for recovery under subparagraph 8(a) in a given calendar year, inclusive of the amount needed to replenish the storm reserve to $55,860,642. All Consumer Parties reserve their right to oppose such a petition or take any position thereon.

(c)The Parties expressly agree that any proceeding to recover costs associated with any storm shall not be a vehicle for a "rate case" type inquiry concerning the expenses, investment, or financial results of operations of Tampa Electric and shall not apply any form of earnings test or measure or consider previous or current base rate earnings. Such issues may be fully addressed in any subsequent Tampa Electric base rate case.

(d)The provisions of this Paragraph 8 shall remain in effect during the Term except as otherwise permitted or provided for in this 2021 Agreement and shall continue in effect until the company’s base rates are next reset by the Commission. For clarity, this means that if this 2021 Agreement is terminated pursuant to Paragraph 10 hereof, the company’s rights regarding storm cost recovery under this 2021 Agreement are terminated at the same time, except that any Commission-approved surcharge then in effect shall remain in effect until the costs subject to that surcharge are fully recovered. A storm surcharge in effect without approval of the Commission shall be terminated at the time this 2021 Agreement is terminated pursuant to Paragraph 10 hereof.

(e)During the Term, the company will continue to follow the Future Process Improvements specified in the Tampa Electric Storm Cost Settlement Agreement filed with the FPSC on April 9, 2019 and approved by Order No. PSC-2019-0234-AS-EI, issued June 14, 2019 in Docket No. 201702711-EI. Inclusion of this subparagraph (e) shall not be construed to mean that the expiration of the Term or termination of this 2021 Agreement has any effect on the effectiveness or validity of Order No. PSC-2019-0234-AS-EI.

9.Depreciation.

(a)The Parties agree and intend that, notwithstanding any requirements of Rules 25-6.0436 and 25-6.04364, F.A.C., the company shall not be required during the Term of this 2021 Agreement to file any depreciation study or dismantlement study. The depreciation and amortization accrual rates specified on Exhibit G to this 2021 Agreement or otherwise in effect on December 31, 2021 shall remain in effect during the Term or until the company’s next depreciation study and resulting depreciation and dismantlement rates have been approved, whichever is later. Notwithstanding the previous sentence, during the Term, the company may in its sole discretion petition, on an estimated earnings-neutral basis, the Commission to extend the lives of lighting assets and thereby reduce depreciation rates for lighting assets, and the Parties reserve all rights to oppose such petition, except that they may not claim that the petition violates this 2021Agreement.

(b)Notwithstanding the provisions of subparagraph 9(a) above, the company shall file a depreciation and dismantlement study or studies no more than one year, nor less than 90 days, before the filing of its next general base rate proceeding, such that there is a reasonable opportunity for the Consumer Parties to review, analyze and potentially rebut depreciation rates or other aspects of such depreciation and dismantlement studies contemporaneously with the company’s general base rate proceeding referenced in the first sentence of this subparagraph 9(b). The depreciation and dismantlement study period shall match the test year in the MFRs accompanying the general base rate case filed in accordance with this subparagraph, with all supporting data in electronic format with links, cells, and formulae intact and functional, and shall be timely served upon all Consumer Parties and all intervenors in such subsequent rate case.

10.Earnings.

(a)Notwithstanding Paragraph 2, and subject to the Trigger provisions in subparagraph 2(b) above, if Tampa Electric's earned return on common equity falls below 9.00% during the Term on a compliant monthly earnings surveillance report stated on an actual Commission thirteen-month average adjusted basis, Tampa Electric may petition the Commission to amend its base rates either through a general rate proceeding under Sections 366.06 and 366.07, Florida Statutes, or through a limited proceeding under Section 366.076, Florida Statutes. Nothing in this 2021 Agreement shall be construed as an agreement by the Consumer Parties that a limited proceeding would be appropriate, and Tampa Electric acknowledges and agrees that the Parties reserve and retain all rights to challenge the propriety of any limited proceeding or to assert that any request for base rate changes should properly be addressed through a general base rate case, as well as to challenge any substantive proposals to change the company’s rates in any such future proceeding. This floor of 9.00% shall be subject to adjustment in accordance with the Trigger provision in subparagraph 2(b). For purposes of this 2021 Agreement, "Commission actual adjusted basis" and "actual adjusted earned return" shall mean results reflecting all adjustments to Tampa Electric's books required by the Commission by rule or order, but excluding pro forma adjustments. No Consumer Parties shall be precluded from participating in any proceeding initiated by Tampa Electric to increase base rates pursuant to this Paragraph 10, and no Consumer Party is precluded from opposing or seeking to modify Tampa Electric's request.

(b)Notwithstanding Paragraph 2, and subject to the Trigger in subparagraph 2(b) above, if Tampa Electric's earned return on common equity exceeds 11.00% during the Term on a compliant monthly earnings surveillance report stated on an actual Commission thirteen-month average adjusted basis, no Party shall be precluded from petitioning the Commission for a review of Tampa Electric's base rates. In any case initiated by Tampa Electric or any other Party pursuant to Paragraph 7, all Parties will retain full rights conferred by law. The ceiling of 11.00% set forth in this subparagraph shall be subject to adjustment in accordance with the Trigger provision in subparagraph 2(b).

(c)Notwithstanding Paragraph 2 and subject to the Trigger provisions in subparagraph 2(b) above, this 2021 Agreement shall terminate upon the effective date of any Final Order of the Commission issued in any proceeding pursuant to Paragraph 10 that changes Tampa Electric's base rates prior to the last billing cycle of December 2024.

(d)This Paragraph 10 shall not: (i) be construed to bar Tampa Electric from requesting any recovery of costs otherwise contemplated by this 2021 Agreement; (ii) apply to any request to change Tampa Electric's base rates that would become effective after the expiration of the Term of this 2021 Agreement; (iii) limit any Party's rights in proceedings concerning changes to base rates that would become effective subsequent to the Term of this 2021 Agreement to argue that Tampa Electric's authorized ROE range should be different than as set forth in this 2021 Agreement; or (iv) affect the provisions of subparagraphs 6(d), 6(f) and 6(g) of this 2021 Agreement.

(e)Notwithstanding any other provision of this 2021 Agreement, the Parties fully and completely reserve all rights available to them under the law to challenge the level or rate structure (or the cost-of-service or cost allocation methodologies underlying them) of Tampa Electric’s base rates, charges, credits, and rate design methodologies effective as of January 1, 2025 or thereafter, except as modified by Paragraph 6(c) above. It is specifically understood and agreed that this 2021

Agreement does not preclude any Consumer Party from filing before January 1, 2025, an action to challenge the level or rate structure (or the cost-of-service methodologies underlying them) of Tampa Electric’s base rates, charges, and credits effective as of January 1, 2025 or thereafter, provided they support full MDS and 4 CP cost allocations.

11.Corporate Income Tax Changes.

(a)Changes to federal and state corporate income tax rules after the Effective Date of this 2021 Agreement (“Tax Changes”) can take many forms, including changes to corporate income tax rates, deductibility of costs, and the timing of deductibility of certain costs. It can also affect the availability of existing or new tax credits. Tax Changes can impact the effective corporate income tax rate used by a utility to (1) calculate and report FPSC adjusted net operating income and (2) measure existing and prospective deferred income tax assets and liabilities in the FPSC adjusted capital structure. Corporate income tax rate decreases will decrease the statutory tax rate used to calculate net operating income and generate excess accumulated deferred income tax ("ADIT”) excesses. Corporate income tax rate increases will increase the statutory tax rate used to calculate net operating income and create ADIT deficiencies.

(b)Accumulated Deferred Income Taxes and Normalization.

(i)The Internal Revenue Code (“IRC”) requires public utilities who use accelerated depreciation on utility property for tax purposes (like Tampa Electric) to follow a set of rules called “normalization requirements.” These rules specify that a public utility can only use accelerated depreciation for income tax purposes if its regulator permits recovery of deferred income taxes on the differences resulting from using accelerated depreciation for income tax purposes and straight-line depreciation for regulatory accounting.

(ii)Depreciation-related method and life differences are currently considered “protected” under the IRC; other book-tax temporary differences are considered “unprotected.” The normalization requirements also apply to investment tax credits and certain contributions in aid of construction. Losing the ability to claim accelerated depreciation for federal corporate income tax purposes is the penalty for failure to follow the normalization requirements. FPSC Rule 25-14.013, F.A.C. (“FPSC Tax Rule”), acknowledges the protected/unprotected distinction in the IRC.

(iii)Consistent with the FPSC Tax Rule, the company records accumulated deferred income taxes in its accounting records when they arise based on the corporate income tax rate expected to be in effect when the difference reverses, which ordinarily is the tax rate in effect at the time an item of utility plant is placed in service. If the corporate income tax rate later declines, applicable accounting standards and the FPSC Tax Rule require the company to remeasure its ADIT balances at the lower rate, and a portion of the ADIT balance becomes “excess.”  If the corporate income tax rate later increases, the company must remeasure its ADIT balances at the higher rate, which can result in an ADIT “deficiency.”

(iv)The FPSC Tax Rule addresses the impact of corporate income tax rate decreases and increases on ADIT, and states: “Each utility shall then recalculate all deferred income tax balances to reflect the enacted income tax rates in the period the timing differences are expected to reverse. The difference between the deferred income tax balances per books and the recalculated balances shall be recorded in regulatory asset and liability accounts as prescribed by the applicable Uniform System of Accounts at the time of recalculation.”

(v)When the federal corporate income tax rate was reduced in 1986 (Tax Reform Act of 1986) and 2017 (Tax Cuts and Jobs Act of 2017 or “TCJA”), Congress included a transition rule governing the remeasurement of protected ADIT at the new, lower rates called the average rate assumption method (“ARAM”), and Tampa Electric followed it. The ARAM required that protected ADIT be reduced (remeasured at the new, lower tax rate) over the remaining lives of the property that gave rise to the ADIT as the temporary differences reverse. Failure to follow the ARAM for protected ADIT would have violated the normalization requirements in the IRC.

(vi)The TCJA did not specify a remeasurement rule for excess unprotected ADIT, but the Tax Reform provision in the company’s 2017 Agreement (Paragraph 9) required the company to amortize excess unprotected ADIT as a reduction to income tax expense ratably over a five- or ten-year period depending on the amount of unprotected excess ADIT.

(c)If Tax Changes are enacted and become effective after this 2021 Agreement has been executed by the Parties and during the Term, the following provisions shall apply:

(i)The company will calculate the impact of Tax Changes on its retail jurisdictional net operating income thereby neutralizing the FPSC adjusted net operating income of the Tax Changes up or down to a net zero. The company will use its forecasted earnings surveillance report for the calendar year that includes the period in which Tax Changes are effective to calculate the impact of Tax Changes.

(ii)The impacts of Tax Changes, including, without limitation, rate changes and changes to the availability of existing and new tax credits and other similar tax benefits on a normalized basis, on base revenue requirements as calculated in subparagraph 11(c)(i)  – up or down - will be reflected in the company’s general base rates and charges through a prospective adjustment to those rates and charges to be effective within the later of: (a) 180 days from the date when Tax Changes become law or (b) the effective date of Tax Changes. This prospective adjustment to base rates and charges shall be accomplished through an equal percentage change – up or down - to customer, demand, and energy base rate charges as applicable for all retail customer classes.

(iii)Any effects of Tax Changes on retail revenue requirements from the effective date through the date of the base rate adjustment shall be flowed back to or collected from customers through the ECCR on the same basis as used in any base rate adjustment.

(iv)The company will adjust any GBRA that has not gone in effect up or down to reflect the new corporate income tax rate and the normalization of any new tax credits applicable to Future Solar projects on the revenue requirement for the GBRA. The effect of Tax Changes on a GBRA that has gone into effect will be addressed as part of the calculation in subparagraph 11(c)(i), above. The company will also adjust the CETM prospectively to reflect any new corporate income tax rate as specified in Paragraph 5.

(v)ADIT Generally. Any excess ADIT or ADIT deficiencies arising from Tax Changes shall be deferred to a regulatory asset or liability which shall be included in FPSC adjusted capital structure and flowed back to or collected from customers over a term consistent with law and the terms of this proposal.

(vi)Protected Deferred Taxes. If the Tax Changes law contains requirements governing the remeasurement of protected ADIT at the new corporate income tax rate – up or down – such as the ARAM, the company will follow those requirements. If the Tax Changes law does not contain requirements for “protected” ADIT, the company shall remeasure the ADIT arising from depreciation-related method and life differences – up or down – and adjust them up or down ratably over the total average remaining book life of the assets associated with the depreciation-related method and life differences.

(vii)Unprotected Deferred Taxes – Tax Rate Increase. If the Tax Changes law does not contain requirements governing the remeasurement of the kinds of ADIT that are currently considered “unprotected” and the corporate income tax rate goes up, the company shall net the  amount of unamortized excess ADIT remaining on its books (from TCJA) as of the effective date of Tax  Changes against the total unprotected ADIT deficiency arising from Tax Changes and shall amortize the resulting net ADIT excess or deficiency ratably for five years or ten years as follows: (a) for five years if the net excess or deficiency amount is $100 million or less or (b) over ten years if the amount is over $100 million.

(viii)Unprotected Deferred Taxes –Corporate Income Tax Rate Decrease. If the Tax Changes law does not contain requirements governing the remeasurement of the kinds of ADIT that are currently considered “unprotected” and the corporate income tax rate goes down, the company shall add the amount of unamortized excess deferred taxes remaining on its books (from TCJA) as of the effective date of Tax Changes to the total unprotected ADIT excess arising from Tax Changes and shall amortize the resulting total ADIT excess ratably for five years or ten years as follows: (a) for five years if the total excess is $100 million or less or (b) over ten years if the amount is over $100 million.

(ix)The annual effect of the remeasurement of ADIT specified in subparagraphs 11(c)(vi – viii) shall be included as an increase or decrease to annual tax expense calculated at the new corporate income tax rate as specified in subparagraph 11(c)(i).

(x)As subsequent information becomes available, such as the tax return being filed, any true ups or adjustments will be evaluated and implemented within 120 days of that information being available.

(d)This action contemplated in this Paragraph 11 shall be accomplished in a limited proceeding initiated by the company and, except as required to perform the calculation in subparagraph 11(c)(i), without regard to the actual or projected earnings levels of the company and without a “base rate case” type inquiry into the operations, investments, and finances of the company. Nothing in this 2021 Agreement shall preclude any Party or any other lawful party from participating, consistent with the full rights of an intervenor, in any proceeding that addresses any matter or issue concerning the Tax Change provisions of this 2021 Agreement.

(e)This Paragraph 11 shall expire at the end of the Term or upon termination of the 2021 Agreement pursuant to Paragraph 10.

12.Asset Optimization Mechanism. The Parties consent to the FPSC’s approval of, and request that the Commission approve, an extension of, the company’s Asset Optimization Mechanism as set forth in its Petition in Docket No. 20160160-EI, dated June 30, 2016, for a three-year period beginning January 1, 2022, with the following sharing thresholds: (a) up to $4.5 million/year, 100 percent gain to customers; (b) greater than $4.5 million/year and less than $8.0 million/year, 60 percent to shareholders and 40 percent to customers; and (c) greater than $8.0 million/year, 50 percent to shareholders and 50 percent to customers. The Parties further agree that (i) 100 percent of any revenue from the release of natural gas pipeline capacity by Tampa Electric either directly or indirectly (e.g., through arrangement with an affiliate) during the Term shall not be subject to sharing under the Asset Optimization Mechanism and shall be credited entirely to retail customers through the fuel and purchase power adjustment clause (“Fuel Clause”) and (ii)

any retirement/release of railcars will be taken into account in the Fuel Clause and will not be a matter subject to sharing through the Asset Optimization Mechanism. This Paragraph 12 shall expire at the end of the Term or upon termination of the 2021 Agreement pursuant to Paragraph 10.

13.Other.

(a) Except as specified in this 2021 Agreement, the company will enter into no new natural gas financial hedging contracts for fuel during the Term.

(b)The company agrees that it will not seek to recover any costs from its customers related to investments in oil and/or natural gas exploration, reserves, acreage and/or production, including but not limited to investments in gas or oil exploration or production projects that utilize “fracking” (hydraulic fracturing) or similar technology, during the Term.

(c)For any non-separated or non-stratified wholesale energy sales during the Term, the company will credit its fuel clause for an amount equal to the company’s incremental cost of generating or purchasing the amount of energy sold during the hours that any such sale was made.

(d)The full benefits of solar renewable energy credits (“RECs”) (including any and all rights attaching to environmental attributes) associated with the company’s Future Solar projects as described in the testimony of David Sweat, if any, will be retained for, and flowed through to, retail customers through the ECRC during the Term.

(e)All dollar values, asset determinations, rate impact values and revenue requirements in this 2021 Agreement are intended by the Parties to be retail jurisdictional in amount or formulation basis, unless otherwise specified.

(f)The Parties agree that, among other things, the company’s pre-filed testimony and MFRs in this case establish that its Big Bend Modernization, Future Solar, and AMI projects as reflected therein are reasonable, prudent and in the public interest. The Parties further agree that the early retirement and associated approval of cost recovery schedules for the (1) net book value as of December 31, 2021 of the company’s investment in AMR meters and Big Bend Retirement Assets and the (2) projected dismantlement reserve deficiency as of December 31, 2021 for the Big Bend Retirement assets via the CETM specified in this 2021 Agreement are reasonable, prudent and in the public interest. This subparagraph 13(f) shall survive the end of the Term or termination of the 2021 Agreement pursuant to Paragraph 10.

(g)Tampa Electric confirms and represents that all Storm Protection Plan-eligible costs have been removed from base rates and agrees to provide prompt notice and corrective action should the company discover otherwise. This subparagraph 13(g) shall survive the end of the Term or termination of the 2021 Agreement pursuant to Paragraph 10.

(h)Beginning January 1, 2022, Tampa Electric may increase the (a) number of residential customers served under its Neighborhood Weatherization program from 6,500 to 7,500 and (b) the number of energy efficiency kits provided to customers under its Energy and Renewable Education, Awareness and Agency Outreach programs by 1,000 to 1,750 and recover the associated costs through the ECCR. This subparagraph 13(h) shall survive the end of the Term or termination of the 2021 Agreement pursuant to Paragraph 10.

14.New Tariffs. Nothing in this 2021 Agreement shall preclude Tampa Electric from filing and the Commission from approving any new or revised tariff provisions or rate schedules required by law or FPSC rule changes. Likewise, nothing in this 2021 Agreement shall preclude Tampa Electric from filing and the Commission from approving any new or revised tariff provisions or rate schedules as requested by Tampa Electric, provided that any such tariff request does not (i) recover any of the same costs previously collected under base rates or another tariff provision and (ii) increase any existing base rate component of a tariff or rate schedule, or any other charge imposed on customers during the Term unless the application of such new or revised tariff, rate schedule, or charge is optional to Tampa Electric's customers. The Parties acknowledge that changing the time periods for time-of-use rates constitutes a change to a voluntary rate and that the company doing so during the Term does not violate this Paragraph 14 or the general prohibition against rate design changes in this 2021 Agreement. This Paragraph 14 shall expire at the end of the Term or upon termination of the 2021 Agreement pursuant to Paragraph 10.

15.Application of 2021 Agreement. No Party to this 2021 Agreement will request, support, or seek to impose a change to any term or provision of this 2021 Agreement. Except as provided in Paragraph 10, no Party to this 2021 Agreement will either seek or support any reduction in Tampa Electric's base rate charges, or credits, including limited, limited-scope, interim, or any other rate decreases, or changes to rate design methodologies, that would take effect prior to the first billing cycle for January 2025, except for any changes in base rates or charges (but not credits) requested by Tampa Electric or as otherwise provided for in this 2021 Agreement. Tampa Electric shall not seek interim, limited, or general base rate relief during the Term except as provided for in Paragraphs 2, 3, 4, 10, or 11 of this 2021 Agreement. Tampa Electric is not precluded from seeking interim, limited, or general base rate relief that would be effective during or after the first billing cycle in January 2025, nor are the Consumer Parties precluded from opposing such relief, or from seeking to lower or change Tampa Electric rates (consistent with preserving the CETM) effective as of the first billing cycle in January 2025. Such interim relief may be based on time periods before January 1, 2025, consistent with Section 366.071, Florida

Statutes, and calculated without regard to the provisions of this 2021 Agreement, except as provided in subparagraph 6(c), above. Tampa Electric will not seek to adjust either the standby generator credit or the CCV credit either during the Term, except by a unanimous written agreement of the Parties approved by a Final Order of the Commission or a Final Order of the Commission issued as a result of the next subsequent general base rate proceeding.

16.Commission Approval.

(a)The provisions of this 2021 Agreement are contingent on approval of this 2021 Agreement in its entirety by the Commission without modification. The Parties further agree, and will support the company in asking that the Commission find, that (a) this 2021 Agreement is in the public interest and (b) results in base rates and charges that are fair, just, and reasonable during the Term. The Parties further agree that they will support this 2021 Agreement, and that they will not request or support any order, relief, outcome, or result in conflict with the terms of this 2021 Agreement in any administrative or judicial proceeding relating to, reviewing, or challenging the establishment, approval, adoption, or implementation of this 2021 Agreement or the subject matter hereof.

(b)No Party will assert in any proceeding before the Commission or before any court that this 2021 Agreement or any of the terms in the 2021 Agreement shall have any precedential value. The Parties’ agreement to the terms in the 2021 Agreement shall be without prejudice to any Party’s ability to advocate a different position in future proceedings not involving this 2021 Agreement. The Parties further expressly agree that no individual provision, by itself, necessarily represents a position of any Party in any future proceeding, and the Parties further agree that no Party shall assert or represent in any future proceeding in any forum that another Party endorses any specific provision of this 2021 Agreement by virtue of that Party’s signature on, or participation in, this 2021 Agreement. It is the intent of the Parties to this 2021 Agreement that the Commission’s approval of all the terms and provisions of this 2021 Agreement is an express recognition that no individual term or provision, by itself, necessarily represents a position, in isolation, of any Party or that a Party to this 2021 Agreement endorses a specific provision, in isolation, of this 2021 Agreement by virtue of that Party’s signature on, or participation in, this 2021 Agreement.

(c)The Parties intend and agree to request that the Commission’s final order approving this 2021 Agreement find that approval of this 2021 Agreement in its entirety resolves all matters in Docket Nos. 20200264-EI and 20210034-EI pursuant to and in accordance with Section 120.57(4), Florida Statutes, and that Dockets will be closed effective on the date the Commission’s order approving this 2021 Agreement becomes final.

(d)No Party shall seek appellate review of any Commission order approving this 2021 Agreement.

(e)This Paragraph 16 shall survive the end of the Term or termination of the 2021 Agreement pursuant to Paragraph 10.

17.Disputes. To the extent a dispute arises among the Parties about the provisions, interpretation, or application of this 2021 Agreement, the Parties agree to meet and confer in an effort to resolve the dispute. To the extent that the Parties cannot resolve any dispute within 30 days, the matter may be submitted to the Commission for resolution. This Paragraph 17 shall survive the end of the Term or termination of the 2021 Agreement pursuant to Paragraph 10.

18.Execution. This 2021 Agreement is dated as of July 30, 2021. It may be executed in counterpart originals and a facsimile or electronic scan of an original signature shall be deemed an original.

IN WITNESS WHEREOF, the Parties evidence their acceptance and agreement with the provisions of this 2021 Agreement by their signature(s):

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Signature Page to 2021 Agreement

Tampa Electric Company

702 N. Franklin Street

Tampa, FL 33601

By:	/s/ Archibald D. Collins
Archibald D. Collins, President

Signature Page to 2021 Agreement

Office of Public Counsel

Richard Gentry, Public Counsel

Charles Rehwinkel, Deputy Public Counsel

c/o The Florida Legislature

111 West Madison Street, Room 812

Tallahassee, FL 32399-1400

By:	/s/ Richard Gentry
Richard Gentry

Signature Page to 2021 Agreement

The Florida Industrial Power Users Group

Jon C. Moyle, Jr., Esquire

Moyle Law Firm

The Perkins House

118 North Gadsden Street

Tallahassee, FL 32301

By:	/s/ Jon C. Moyle, Jr.
Jon C. Moyle, Jr.

Signature Page to 2021 Agreement

WCF Hospital Utility Alliance

Mark F. Sundback

William M. Rappolt

Andrew P. Mina

Sheppard Mullin Richter & Hampton LLP

2099 Pennsylvania Ave., N.W., Suite 100

Washington, D.C. 20006-6801

msundback@sheppardmullin.com

wrappolt@sheppardmullin.com

amina@sheppardmullin.com

By:	/s/ Mark Sundback
Mark Sundback

Signature Page to 2021 Agreement

Federal Executive Agencies

Thomas A. Jernigan

Holly L. Buchanan, Maj, USAF

Scott L. Kirk, Maj, USAF

Arnold Braxton, TSgt, USAF

Ebony M. Payton

139 Barnes Drive, Suite 1

Tyndall Air Force Base, Florida 32403

thomas.jernigan.3@us.af.mil

holly.buchanan.1@us.af.mil

scott.kirk.2@us.af.mil

arnold.braxton@us.af.mil

ebony.payton.ctr@us.af.mil

By:	/s/ Holly L. Buchanan
Holly L. Buchanan, Maj, USAF

Signature Page to 2021 Agreement

Florida Retail Federation

Robert Scheffel Wright

Gardner, Bist, Bowden, Bush, Dee, LaVia & Wright, P.A.

1300 Thomaswood Drive

Tallahassee, FL 32308

By:	/s/ Robert Scheffel Wright
Robert Scheffel Wright

Signature Page to 2021 Agreement

Walmart Inc.

Stephanie U. Eaton

Spilman Thomas & Battle, PLLC

110 Oakwood Drive, Suite 500

Winston-Salem, NC 27103

seaton@spilmanlaw.com

Barry A. Naum

Spilman Thomas & Battle, PLLC

1100 Bent Creek Boulevard, Suite 101

Mechanicsburg, PA 17050

bnaum@spilmanlaw.com

By:	/s/ Stephanie U. Eaton